UBS Securities LLC
299 Park Avenue
New York, NY 10171
November 23, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Kayne Anderson Midstream/Energy Fund, Inc. Registration Statement on Form N-2 (File Nos. 333-169177; 811-22467)
Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above captioned Registration Statements, hereby joins in the request of Kayne Anderson Midstream/Energy Fund, Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on Tuesday, November 23, 2010, or as soon thereafter as practicable.
     In connection with the foregoing and pursuant to Rule 460, please be advised that the undersigned have distributed approximately 83,730 copies of the Preliminary Prospectus dated October 25, 2010 to underwriters, selected dealers, individuals and corporations.
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Very truly yours,
UBS SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
          INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
WELLS FARGO SECURITIES, LLC
AS REPRESENTATIVES OF THE SEVERAL
UNDERWRITERS

By:	UBS SECURITIES LLC

By:	/s/ John Key
Name: John Key
Title: Managing Director
By:	/s/ Sara Roccisano
Name: Sara Roccisano
Title: Director